
September 11, 2020

Rahul Nayar
Chief Executive Officer
Tenzing Acquisition Corp.
250 West 55th Street, Suite 13D
New York, NY 10019

> **Re: Tenzing Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed August 12, 2020**
> **File No. 333-245057**

Dear Mr. Nayar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form S-4 filed August 12, 2020

Market and Industry Data, page 5

1. We note your statement that third-party sources contain information from sources believed to be reliable but there are no assurances as to the accuracy or completeness of information. Please revise the disclosure to clearly state that you are liable for information included in your registration statement.

Summary of the Proxy Statement/Prospectus, page 8

2. We note your statement here and elsewhere in your prospectus that you have "two platform drugs." Because FDA approval is dependent on the agency making a formal determination that a product candidate is safe and effective, it is premature to describe

your clinical stage product candidate as a "drug." Please remove or revise these statements to make clear that RP5063 and RP1208 are drug candidates or product candidates.

Material U.S. Federal Income Tax Consequences, page 15

3.   We note your disclosure that it is intended that the domestication and business combination will constitute tax free reorganizations. Please clarify that with respect to the domestication, there is uncertainty as to the tax treatment due to the absence of guidance of how the applicable provision of the code applies to a company in your circumstances. With respect to the business combination, identify the factual matters you are currently not able to determine and indicate how you believe it should be treated for tax purposes and what assumptions that treatment is based on.

Questions and Answers
What is the form of consideration that shareholders of Reviva will receive in return for the acquisition of Reviva by Tenzing?, page 21

4.   Please clarify your estimate that Reviva's shareholders will hold approximately 52.99% of the combined company's common stock in the aggregate assumes, among other things, that no Tenzing shareholders exercise their redemption rights with respect to their ordinary shares.

Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 32

5.   With regards to adjustment five for scenario two, please revise the note to reconcile the redemption amount of $21,253,077 to the amount in the pro forma combined balance sheet on page 31 of $19,953,077.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 35

6.   With regards to adjustment four, please reconcile the weighted average shares outstanding at scenarios one and two to those presented in the pro forma combined statements of operations on pages 33 and 34.

Some of Tenzing's officers and directors may be argued to have conflicts of interest..., page 39

7.   Please expand your discussion to disclose the officers' and directors' aggregate average investment per share. In addition, clarify that in addition to Tenzing's officers and directors being at risk to lose their entire investment if the transaction is not approved, their significantly lower investment per share in their Tenzing shares results in a difference between a transaction that increases the value of the officers' and directors' investment and a transaction that increases the value of the public shareholders' investment.

If the conditions to the Merger Agreement are not met..., page 41

8.   Please include a separate risk factor addressing the potential consequences resulting from the potential waiver of conditions to the merger.

Risk Factors
There is a risk that a U.S. Holder may recognize taxable gain with respect to its Tenzing Shares at the effective time of the Domestication., page 42

9.   Please revise your discussion to remove the description of the tax treatment assuming the domestication is determined not to be taxable.

Representations and Warranties, page 100

10.   Please expand your discussion to describe the representations and warranties. For example, what has Reviva represented or warrantied with respect to capitalization, permits, litigation, contracts, etc.?

Closing Conditions, page 110

11.   Please identify the closing conditions that are subject to waiver.

Background of the Business Combination, page 115

12.   Please expand your discussion with respect to each of the targeted companies that resulted in a firm offer. In these instances, disclose the initial offer, and counter offers.

13.   Please revise the fourth paragraph on page 117 to disclose the material terms proposed in the draft term sheet you delivered to Dr. Bhat and discuss how the terms changed during the course of the negotiations.

14.   Please identify any meetings where Dr. Bhat's employment by the combined company was discussed.

15.   It appears that you entered into an exclusivity agreement with Reviva while you were near completion on a definitive agreement with Company F. Please explain how the pending terms in your negotiation with Company F compared to the terms of your negotiations with Reviva, whether the ongoing negotiations were an exception of the exclusivity agreement or if the negotiations with Reviva were a factor in terminating your discussions with Company F.

The Business Combination Proposal
Tenzing's Board's Reasons for the Approval of the Business Combination:, page 118

16.   Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that Reviva's product candidates have been or will ultimately be determined safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. For example, we note your disclosure on page 119 that

- "[RP5063] has demonstrated clinical efficacy and safety for schizophrenia and schizoaffective disorders."
- "RP5063 also showed efficacy for pulmonary arterial hypertension (PAH) and idiopathic pulmonary fibrosis."

In addition, we note your discussion at the bottom of page 193 when you state that "RP5063 showed robust efficacy" and again on page 203 when you state "RP5063 demonstrated robust efficacy for IPF compared to these standards."

Delete these statements indicating the trials have demonstrated safety and/or efficacy. You may include a summary of the objective data resulting from the trials without presenting yours conclusion(s) about safety and efficacy.

17. We note you disclosure that "the Board was persuaded by RP5063 clinical profile that it increases the probability of the product being the first in line for therapy" and your disclosure that RP5063 is "first-in-class." Given the stage of development, and your acknowledgement that obtaining FDA approval is inherently uncertain, these statements are speculative and inappropriate. Please revise your registration statement accordingly. .

18. We note your disclosure in the financial statements and in your question and answer section that you will pay transaction expenses incurred in connection with the Business Combination, including deferred IPO underwriting fees to your investment bankers. In addition, we note your disclosure that certain "representatives of Tenzing" conducted business and financial diligence and negotiated that term sheet with Reviva. Please disclose whether or not any of your representatives that were part of the diligence or negotiations with Reviva are owed or entitled to any of the deferred IPO underwriting fees.

Satisfaction of 80% Test, page 122

19. Please disclose the components of the enterprise value calculation.

20. Include a description of the Board's comparable company analysis and the quantitative and qualitative factors, including previous offers received by Reviva.

The Charter Amendment Proposal, page 132

21. Please provide your analysis as to why you are not required to unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tenzing
Results of Operations, page 155

22. We note your disclosure that you had net income of $155,766 but your income statement

indicates a net loss for the quarter ended May 31, 2020. Please revise to correct this inconsistency.

Information About Reviva Pharmaceuticals, Inc., page 189

23.   With respect to your pipeline table on page 189, it appears that you identified an unnamed product candidate for a "Sleep Disorder" program that just entered the preclinical stage, but do not disclose any additional details on the product candidate elsewhere in the prospectus. To the extent this is a unique material product candidate or program, please discuss it individually. Product candidates and programs that are not material to your current operations should not be included in your pipeline table.

24.   Please revise your pipeline table to reduce the length of the arrows for your product candidates to correspond to their actual stage of development. As one example, we note that the arrows indicate that you have began Phase 3 trial for RP5063 for schizophrenia, but your disclosure indicates that you plan to initiate a Phase 3 trial and have not yet commenced it.

RP5063 Phase 2 Clinical Study in Acute Schizophrenia, page 193

25.   Please revise your graphics throughout as applicable so that the text is legible. For example, Figure 4 and Figure 6 on pages 194 and 196, respectively contain text that is unclear and difficult to read.

Intellectual Property, page 208

26.   We note your disclosure throughout this section that you have certain U.S. patents and pending patent applications as well as patents and pending patent applications in "foreign countries." Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending and also include the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Reviva
Financial Overview
Research and Development Expenses, page 218

27.   We note that Reviva focuses its resources on research and development activities. We also reference the table for development status of Reviva's product pipleline portfolio on page 190. It's not apparently clear from the table or the disclosures, the current phase of clinical development that each product candidate is in or how the Company tracks R&D expenses. Please revise disclosures to provide the following information:
   •   For your key research and development projects, please disclose the following:
      ◦   The current status of the project;
      ◦   The costs incurred during each period presented and to date;

- ◦ The nature of efforts and steps necessary to complete the project;
- ◦ The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
- ◦ Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.
- For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how the projects are managed and how they are reported within the organization.
- If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

<u>Management of the Company Following the Business Combination, page 234</u>

28. Please include a biography of Marc Cantillon or cross reference the specific section. In addition, please disclose for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the combined company in light of the combined company's business and structure. See Item 401(e)(1) of Regulation S-K.

29. Please also separately provide executive compensation information for the named executive officers of the continuing company, as required by Item 19(a)(7) of the Form S-4.

<u>General</u>

30. Please provide us with copies of the materials that your financial advisors prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tamar Donikyan, Esq.